Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China 100101

December 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Becky Chow
Stephen Krikorian
Lauren Pierce
Jan Woo

Re:	Leishen Energy Holding Co., Ltd.
Registration Statement on Form F-1, as amended (File No. 333-282433)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Leishen Energy Holding Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 17, 2024, or as soon thereafter as practicable.

Very truly yours,

Leishen Energy Holding Co., Ltd.

By:	/s/ Hongliang Li
Name:	Hongliang Li
Title:	Director and Chief Executive Officer

cc:	Huan Lou, Esq. David Manno, Esq.
Sichenzia Ross Ference Carmel LLP